

August 13, 2012

Mark DeCesaris
Chief Financial Officer
Corporate Property Associates 16 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Corporate Property Associates 16 – Global Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-32162**

Dear Mr. DeCesaris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Financial Highlights, page 24

1. In future filings, please present 'Cash flow used in investing activities' and 'Cash flow provided by financing activities' when you present 'Cash flow from operating activities.' Please refer to Item 10(e) of Regulation S-K.

Results of Operations, page 28

2. We note that you have ownership interests as of December 31, 2011 in two equity investments with ownership percentages in excess of 50 percent. Please tell us how you determined it was appropriate to account for these investments using the equity method and reference the authoritative accounting literature relied upon

Financial Condition, page 35

Cash Requirements, page 37

3.   We note the amount of cash held in foreign subsidiaries at December 31, 2011. Please tell us, and disclose in future periodic reports if material, the potential tax liability if such amounts were repatriated.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 50

Foreign Currency Exchange Rate Risk, page 51

4.   In future periodic filings, please provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Euro given its significant impact to your operations. Refer to Item 305(a)(1)(ii)(A) of Regulation S-K. Alternatively, if you believe you have no exposure to impacts of changes in foreign currency exchange rates for the currencies noted above, please provide us an analysis supporting your conclusion.

Form 10-Q for interim period ended June 30, 2012

Item 1. Financial Statements, page 2

Notes to Consolidated Financial Statements, page 8

Intangible Assets and Liabilities, page 13

5.   Please disclose a table of acquired intangible assets indicating the total amount assigned and the amount assigned to any major intangible asset class in accordance with ASC Topic 350-30-50-1.a.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief